Exhibit (a)(1)(I)

April 25, 2000



Robert Low
Prime, Inc.
2740 N. Mayfair
Springfield, MO 65803

       CONFIDENTIALITY AGREEMENT

Dear Mr. Low:

Morgan Keegan & Company, Inc. ("Morgan Keegan") is representing one of the largest full-truckload, temperature-controlled carriers in the United States (the "Company") in connection with the Company's consideration of various financial alternatives. You have requested information concerning the Company, and this information will be used solely in connection with your evaluation of a possible transaction (the "Transaction") with the Company.

Morgan Keegan is furnishing you with certain information, and Morgan Keegan or the Company may provide additional information to you in the future. Except as set forth in the penultimate paragraph of this letter, any such information is referred to herein as "Information." By accepting such Information, you agree that such Information will be kept strictly confidential. In no event shall you use such Information to the detriment of the Company. You agree to use such Information solely for the purposes stated in the prior paragraph.

You agree to provide Information only to officers, employees or agents of, or professional advisors (such as attorneys, accountants and bankers) to your company who have a need to know such Information for the exclusive purpose of evaluating the Transaction, all of whom shall be informed by you of this agreement and shall agree to be bound by the terms of this agreement. You shall be responsible for any unauthorized use or disclosure of Information by any such third parties. You further agree that unless you first obtain the Company's prior written consent you will not disclose to any person the fact that you have received confidential information on the Company, unless, in the opinion of your counsel, such disclosure is required by law. Notwithstanding the foregoing, Morgan Keegan acknowledges its understanding, and that of the Company, that you intend to issue a press release announcing the signing of this confidentiality agreement and your intent to participate in an auction process in connection with the sale of the Company, and to file a copy hereof as an exhibit to your Schedule TO and 13D filed in connection with your tender offer commenced on April 12, 2000 and we hereby expressly consent to the issuance of such release and to such filings.

You agree not to initiate or maintain contact with any officer, director, employee, shareholder, agent or sales representative of the Company with respect to the matters discussed in this agreement, except with the prior express written permission of Morgan Keegan.

In consideration of the Information being furnished to you, you agree that for a period of two years from the date of this letter, neither you nor any of your affiliates will solicit to employ or engage any of the Company's officers, employees or independent sales representatives so long as they are employed or engaged by the Company, without obtaining the Company's prior written consent; provided, however, that the foregoing shall not prohibit you from soliciting any person by means of general advertising.

You agree upon the request of either the Company or Morgan Keegan to return to Morgan Keegan all Information sent to you without retaining any copies or extracts, and that you will destroy all memoranda, notes or other documents prepared by you or on your behalf based upon the Information; provided, however, that your legal department may retain one copy of the Information solely for purposes of evidencing the Information in the event of litigation or threatened litigation relating to the Information.

You agree that the Company may be irreparably injured by a breach of this agreement by you or your representatives, that monetary remedies may be inadequate to protect the Company against any actual or threatened breach of this agreement by you or by your representatives, and that the Company shall be entitled to specific performance or other equitable relief as a remedy for any breach. Such remedy shall not be deemed to be the exclusive remedy for a breach of this agreement but shall be in addition to all other remedies available at law or equity. The prevailing party shall pay the other party's costs and expenses in any action to enforce the terms of this letter. This letter shall be governed by the laws of the State in which the Company is headquartered. This agreement may be executed and delivered in counterpart copies and by facsimile.

The foregoing restrictions with respect to Information furnished to you shall not apply to any Information which you demonstrate (i) becomes generally available to the public other than as a result of breach of any confidentiality obligation, (ii) was available to you on a non-confidential basis prior to disclosure to you by the Company, Morgan Keegan or their representatives, (iii) is independently developed by you, (iv) becomes lawfully available to you on a non-confidential basis from a source other than the Company or Morgan Keegan, provided that such source is not know by you to be subject to a confidentiality obligation in favor of us or the Company, or (v) that the Company has expressly approved in writing your use or disclosure of such Information.

If the foregoing is acceptable, please execute this Agreement in the space provided below and return one copy of this letter to Morgan Keegan.

Sincerely,

MORGAN KEEGAN & COMPANY, INC.


By: /s/ John H. Grayson, Jr.
    -------------------------------
Title: Managing Director


Accepted and agreed to as of the date written below:



Company: Low Acquisition, Inc.


By /s/ Robert E. Low
   --------------------------------
Title: President and Chief
       Executive Officer

Date: April 26, 2000